

ING Capital **Markets** LLC
1133 Avenue of the Americas
New York, NY 10036
Phone +1 646 424 6000

Additional information for the SBSE-A/A EDGAR Amended filing for ING Capital Markets LLC

The sole reason for filing this amendment (SBSE-A/A) Is to delete three Principals and add one Principal of ING Capital Markets LLC based on recent personnel changes.

- Question 18 on the Applicant Data - Page 3 Changed the number of individual Principals from 19 to 17

- Schedule A of Form SBSE-A Delete three relevant Principals and add one relevant Principal

Signature.

1/29/26

Suprio Chaudhuri
Chief Compliance Officer

Date